STERLING CHEMICALS, INC.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109
February 1, 2011
VIA U.S. MAIL AND FACSIMILE
Mr. Terence O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Sterling Chemicals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 000-50132
Dear Mr. O’Brien:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated January 20, 2011.
Form 10-K for the Fiscal Year ended December 31, 2009
Item 3. Legal Proceedings, page 18
     Comment:
1.	We note your response to comment 2 in our letter dated December 29, 2010. Please advise us as to whether the terms of the settlement were material to your company.
     Response: The terms of the settlement were not material to the Company.
Exhibits 31.1 and 31.2
2.	We note your response to comment 3 in our letter dated December 29, 2010. Please file amendments to the Form 10-K and each Form 10-Q as previously requested. Please note that the amendments may be filed when all outstanding comments have been resolved.
     Response: Sterling has filed the requested amendments.

Terence O’Brien
United States Securities and Exchange Commission
February 1, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Item 4T. Controls and Procedures, page 20
3.	We note the qualification that your disclosure controls and procedures are designed to provide “reasonable assurance”. Please advise us as to whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please also comply with this comment in future filings.
Response:	The Company’s principal executive officer and principal financial officer concluded that Sterling’s disclosure controls and procedures were effective at the reasonable assurance level. The Company confirms that it will comply with this comment in future filings.
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If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 650-3700 or by fax (713) 654-9577.

Sincerely, STERLING CHEMICALS, INC.
/s/ DAVID J. COLLINS
David J. Collins
Senior Vice President and Chief Financial Officer